
June 29, 2015

<u>Via E-mail</u>
Stephen Ward
The First Bancorp, Inc.
Main Street
Damariscotta, ME 04543

> **Re:** **The First Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 13, 2015**
> **File No. 000-26589**

Dear Mr. Ward:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Item 1. Discussion of Business, page 1</u>

1. We note that you have filed a registration statement to allow for the possible resale of the U.S. Treasury warrants and that the registration statement was declared effective on August 8, 2011. It appears that: (1) you should have been including auditor's consents as exhibit 23.1 to your annual reports beginning for the year ended December 31, 2011, and (2) you may no longer use the registration statement pursuant to Rule 415(a)(5). Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney